UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 6)

58.COM INC.
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No.	31680Q104
1.	Names of Reporting Persons Ohio River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 64,849,494*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 64,849,494*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,849,494*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.2%*
14.	Type of Reporting Person (See Instructions) CO

____________________

* Such amount consists of 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 210,762,977 Class A ordinary shares outstanding as of September 30, 2015 as reported by the Issuer on Form 6-K filed on November 30, 2015, which includes the 37,151,992 Class A ordinary shares directly held by Ohio River Investment Limited and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited; plus the 4,267,344 Class A ordinary shares newly issued and allocated pursuant to an Amendment to Bridge Loan Agreement dated December 11, 2015, and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 22.9%.

CUSIP No.	31680Q104
1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,849,494*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,849,494*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,849,494*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.2%*
14.	Type of Reporting Person (See Instructions) CO

____________________

* Such amount consists of 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 210,762,977 Class A ordinary shares outstanding as of September 30, 2015 as reported by the Issuer on Form 6-K filed on November 30, 2015, which includes the 37,151,992 Class A ordinary shares directly held by Ohio River Investment Limited and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited; plus the 4,267,344 Class A ordinary shares newly issued and allocated pursuant to an Amendment to Bridge Loan Agreement dated December 11, 2015, and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 22.9%.

CUSIP No.	31680Q104
1.	Names of Reporting Persons THL E Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,849,494*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,849,494*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,849,494*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.2%*
14.	Type of Reporting Person (See Instructions) CO

____________________

* Such amount consists of 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 210,762,977 Class A ordinary shares outstanding as of September 30, 2015 as reported by the Issuer on Form 6-K filed on November 30, 2015, which includes the 37,151,992 Class A ordinary shares directly held by Ohio River Investment Limited and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited; plus the 4,267,344 Class A ordinary shares newly issued and allocated pursuant to an Amendment to Bridge Loan Agreement dated December 11, 2015, and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 22.9%.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Schedule 13D filed on July 10, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated September 25, 2014 (“Amendment No. 1”), Amendment No. 2 thereto dated October 2, 2014 (“Amendment No. 2”), Amendment No. 3 thereto dated October 8, 2014 (“Amendment No. 3”), Amendment No. 4 thereto dated April 20, 2015 (“Amendment No. 4”) and Amendment No. 5 thereto dated July 31, 2015, (“Amendment No. 5, together with this Amendment No. 6, the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”), and THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”, together with Tencent and Ohio River, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 6 is being filed by the Reporting Persons to report a contract entered into with respect to the securities of the Issuer as described in Item 6 below.

Unless otherwise stated herein, the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 remains in full force and effect. All capitalized terms used in this Amendment No. 6 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No.4 and Amendment No. 5.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 50,127,494 Class A Shares and 14,722,000 Class B Shares.

The Reporting Persons beneficially held approximately 28.2% of the total Class A Shares outstanding on December 15, 2015, based on a total of 229,752,321 Class A Shares outstanding (which total consists of (i) 210,762,977 Class A Shares outstanding as of September 30, 2015, as reported on the Form 6-K filed by the Issuer on November 30, 2015, (ii) 4,267,344 Class A Shares newly issued and allotted to the Reporting Persons pursuant to the Amendment to the Bridge Loan Agreement dated December 11, 2015 between Ohio River and the Issuer (the “Bridge Loan Amendment”) and (iii) 14,722,000 Class B Shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B Shares into 14,722,000 Class A Shares)). The Reporting Persons’ Class A Shares for these purposes are deemed to consist of (and the total number of Class A Shares outstanding for these purposes are deemed to include) 41,419,336 Class A Shares directly held by Ohio River Investment Limited, 4,354,079 American Depositary Shares, representing 8,708,158 Class A Shares, directly held by THL E Limited, and 14,722,000 Class B Shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B Shares into 14,722,000 Class A Shares).

The Reporting Persons beneficially held approximately 22.9% of the total Ordinary Shares outstanding on December 15, 2015, based on a total of (i) 215,030,321 Class A Shares outstanding (which consists of 210,762,977 Class A Shares as of September 30, 2015, as

reported on the Form 6-K filed by the Issuer on November 30, 2015, plus 4,267,344 Class A Shares newly issued and allotted to the Reporting Persons pursuant to the Bridge Loan Amendment) plus (ii) 67,678,756 Class B Shares outstanding as of September 30, 2015, as reported on the Form 6-K filed by the Issuer on November 30, 2015.

Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 22.1% of the total voting power of the total Ordinary Shares outstanding as described above as of December 15, 2015.

The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as at the date of September 30, 2015, plus the voting power represented by the 4,267,344 Class A Shares newly issued and allotted to the Reporting Persons pursuant to the Bridge Loan Amendment. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A attached to the Statement beneficially owns any Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

On December 11, 2015, the Issuer and Ohio River entered into the Bridge Loan Amendment, pursuant to which the Issuer issued and allotted 4,267,344 Class A Shares to Ohio River, the principal amount of the loan under the Bridge Loan Agreement was reduced to US$275,000,000, the interest rate of the loan was changed to six per cent (6%) per annum and the maturity date of the loan was changed to June 20, 2016.

The foregoing description of the Bridge Loan Amendment does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Bridge Loan Amendment. A copy of the Bridge Loan Amendment is filed as Exhibit 1 hereto and is incorporated herein by reference.

Pursuant to the Bridge Loan Amendment, the Issuer has also issued to Ohio River a new convertible promissory note dated December 11, 2015 (the “Amended Convertible Promissory Note”) to reflect the terms of the Bridge Loan Agreement and the Bridge Loan Amendment. Pursuant to the Bridge Loan Agreement, as amended by the Bridge Loan Amendment, and the Amended Convertible Promissory Note, if the Issuer fails to repay the loan together with all interest accrued but unpaid thereon by the maturity date, Ohio River shall have the right to deliver a conversion notice to the Issuer requiring the Issuer to convert all or a portion of the amount due and payable under the Bridge Loan Agreement into a corresponding number of Class A Shares of the Issuer. A copy of the Amended Convertible Promissory Note is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Amendment to Bridge Loan Agreement dated December 11, 2015 between Ohio River Investment Limited and the Issuer.

Exhibit 2: Convertible Promissory Note dated December 11, 2015 issued to Ohio River Investment Limited by 58.com Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2015

Ohio River Investment Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory

THL E Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory